Exhibit 99.1

Intranet FAQ

About the deal

1.	What was announced?

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Apellis and Biogen have entered into an agreement under which Biogen has agreed to acquire all outstanding shares of Apellis for $41 per share in cash at closing, representing a total value of approximately $5.6 billion.

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Apellis stockholders will also receive a nontransferable contingent value right (CVR) for each Apellis share held, entitling the holder to receive additional cash payments if certain annual sales thresholds for SYFOVRE are met.

•	This transaction reflects the transformational impact of SYFOVRE and EMPAVELI, the strength of our science, and the expertise of our team.

2.	Why is Biogen acquiring Apellis?

•	Biogen views this transaction as an opportunity to enhance their growth portfolio in immunology and rare disease and accelerate their expansion into nephrology.

•	They value the talent and expertise of our team and see significant growth potential for SYFOVRE and EMPAVELI.

•	With Biogen’s scale, resources, and global reach, we’ll be able to expand our impact and reach even more patients, faster than we could on our own.

3.	When is the transaction expected to close?

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We expect the transaction to close in the second quarter of 2026, subject to customary closing conditions, including regulatory clearances and the tender of a majority of the shares of Apellis’ common stock then outstanding.

4.	What is the CVR for?

•	For each share held, Apellis stockholders will receive a CVR entitling the holder to receive additional cash payments if certain annual global net sales thresholds for SYFOVRE are met.

•	The CVRs represent the right to receive:

•	a cash payment of $2 per CVR if SYFOVRE achieves $1.5 billion in annual global net sales in any calendar year between 2027 and 2030;

•	an additional cash payment of $2 per CVR if SYFOVRE achieves $2 billion in annual global net sales in any calendar year between 2027 and 2030; and

•	if these thresholds are not met and no CVR payment is due for any of these years, but SYFOVRE achieves $2 billion in annual global net sales in 2031, then this payment shall be $4 per CVR.

5.	Will this announcement impact day-to-day responsibilities? What is expected of employees between now and closing?

•	For now, it’s business as usual. Until the transaction is complete, Apellis and Biogen will continue to operate as two separate and independent companies.

•	Our priorities remain the same: reaching more GA patients with SYFOVRE, continuing the strong launch of EMPAVELI in C3G and primary IC-MPGN, executing our clinical trials, and advancing our pipeline.

6.	How will integration decisions be made?

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In the coming weeks, we will be forming a team of leaders from both Apellis and Biogen to develop a thoughtful integration plan to bring our companies together. It is still early in the process, and there are many details yet to be worked out.

Employee questions

7.	What happens to any vested shares I own?

•	For each share you own, you’ll receive $41 cash plus one contingent value right, or CVR, at closing.

8.	What happens to vested stock options?

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For vested stock options with an exercise price less than $41, you’ll receive a cash payout, subject to applicable withholding taxes, for the difference between the two amounts, plus a CVR for each share underlying the vested stock options.

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Example: You have 1,250 vested stock options with a strike price of $20 that you have not exercised. These options will be converted into a $26,250 cash payment, subject to applicable withholding taxes ($41 - $20 = $21, multiplied by the 1,250 options that are vested and unexercised). You will also receive 1,250 CVRs.

•	Vested stock options that are out of the money even assuming the CVR milestone payments become payable in full – meaning at or above $45 – will expire with no payout.

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Vested stock options that are only in the money if at least one CVR milestone payment becomes payable – meaning at or above $43 – will be eligible for a partial CVR milestone payment (if earned) for each share underlying the vested stock options (net of the difference between the exercise price and $41).

9.	What happens to unvested RSUs?

•	Your unvested RSUs will be converted into restricted cash awards, at $41 for each share underlying the RSUs, and be paid on the original vesting schedule.

•	You will also receive a CVR for each share underlying the RSUs. CVR payments (if earned) are subject to the same vesting schedule as the corresponding RSUs.

10.	What happens to unvested stock options?

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Your unvested stock options with an exercise price less than $41 will be converted into restricted cash awards at closing, at $41 minus the stock option exercise price for each share underlying the option, and will continue to vest on the same vesting schedules.

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Example: You have 3,750 unvested stock options with a strike price of $20. Your unvested options will be converted into a $78,750 cash payment ($41 - $20 = $21, multiplied by the 3,750 options). This cash amount will be paid to you on the same installments as the original vesting schedule of the award.

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You will also receive a CVR for each share underlying your unvested stock options with an exercise price less than $41. CVR payments (if earned) are subject to the same vesting schedule as the corresponding stock option.

•	Unvested stock options that are out of the money even assuming the CVR milestone payments become payable in full – meaning at or above $45 – will be cancelled at the closing.

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Unvested stock options that are only in the money if at least one CVR milestone payment becomes payable – meaning at or above $43 – will be eligible for a partial CVR milestone payment (if earned) for each share underlying the stock options (net of the difference between the exercise price and $41), subject to the same vesting schedule as the corresponding options.

11.	How will the milestone PSUs that we received in June 2025 be treated?

•	Performance for PFS approval and EMPAVELI revenue will be deemed achieved at target, which means you will receive 100% of the shares.

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Your PSUs will be converted into restricted cash awards at closing, at $41 for each share underlying the PSUs, and will be paid as soon as practicable after December 31, 2026, subject to continued employment through December 31, 2026. Vesting and payment will be accelerated upon an earlier termination without cause (as described below).

•	You will also receive a CVR for each share underlying such PSUs. CVR payments (if earned) are subject to the same vesting schedule as the corresponding PSUs.

12.	How and when will I find out if I have a job?

•	It’s still early in this process, and no decisions about roles or organizational structure have been made.

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Biogen values Apellis’ talent and expertise. They view this transaction as an opportunity to enhance their growth portfolio in immunology and rare disease and accelerate their expansion into nephrology.

•	We are committed to keeping you informed as decisions are made.

13.	Will my compensation or benefits change if I become an employee of Biogen?

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For at least 12 months after closing, employees who remain with the company will receive at least the same base pay and bonus opportunities they currently have. Biogen is also required to ensure the overall benefits are substantially comparable in the aggregate to current Apellis benefits for at least 12 months after closing.

14.	Is there a new Biogen equity opportunity?

•	Yes, continuing employees will be eligible to participate in Biogen’s annual equity program, beginning with grants in the 2027 calendar year.

•	Biogen also intends to provide special “welcome” grants to Apellis employees employed at the time the deal closes, with the specific values and terms to be communicated at a later date.

15.	Would my tenure carry over?

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Yes. Your tenure will be recognized, including for benefits that take length of service into account (with certain exceptions, for example long-term incentive plans) and according to Biogen’s individual policy eligibility rules.

•	We are working to confirm how Apellis tenure will be considered for Biogen’s sabbatical program and will share more details once available.

16.	If an employee is let go as part of the transaction, will they receive a severance and benefits coverage?

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Yes, if an employee is let go, without cause (as defined in Apellis’ severance plan), within 12 months of the acquisition closing, he or she will be entitled to a severance payment based upon their base salary, title/role and tenure as listed below.

•	Benefits will be covered for this same period through COBRA. This includes health, dental, and vision with the same coverage and same company contribution as you have at your time of separation.

•	During this period, if the employee accepts a new job and is eligible for a new group health plan, benefits coverage would end.

Title/Role of Participant	Severance Payment

Executive Director	Twelve (12) weeks plus two (2) weeks for each year of service of weekly Base Salary, but in no event more than 26 (twenty-six) weeks

Associate Director/Director/ Senior Director	Nine (9) weeks plus two (2) weeks for each year of service of weekly Base Salary, but in no event more than 26 (twenty-six) weeks

Manager	Seven (7) weeks plus two (2) weeks for each year of service of weekly Base Salary, but in no event more than 26 (twenty-six) weeks

Professional	Six (6) weeks plus two (2) weeks for each year of service of weekly Base Salary, but in no event more than 26 (twenty-six) weeks

View the full severance plan here.

17.	If an employee is let go as part of the transaction, what happens to their unvested equity?

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If an employee is let go, without cause (as defined in the severance plan), all unvested Apellis equity that was converted into restricted cash awards at closing would become fully vested. The restricted cash award portion would be paid promptly after termination and payment of the corresponding CVR portion would be subject to achievement of the applicable milestones.

•	This protection extends through the end of the vesting period that applies to current awards, which extends into 2030 for certain awards.

18.	Will annual bonuses still be paid, and how will they be calculated if the deal closes mid-year?

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Annual bonus programs remain in place through closing, and Biogen will maintain individual bonus opportunities at least as favorable as those in effect prior to closing for at least 12 months after closing. Details of the post-closing bonus programs for the remainder of 2026 and 2027 will be determined as part of the integration process.

•	If an employee is let go in 2027 before bonuses for 2026 have been paid out, you will receive your 2026 bonus payment upon termination.

•	If an employee voluntarily leaves or is let go prior to 2027, there is no pro-rated bonus payment.

19.	What happens to my ESPP?

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We are currently in the middle of a purchase period, which will continue until it closes at the end of April. Participants are not able to increase the amount of their payroll deduction between announcement and closing of the purchase period.

•	We will not have enrollment for our next purchase period that is scheduled to start in May. The ESPP will terminate at closing.

20.	Will our time off policy change?

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Biogen has standard paid time off policies for each applicable jurisdiction. Your tenure at Apellis will be considered according to Biogen’s policy guidelines. We will learn more about these details as part of integration and will follow up with employees with details.

21.	Should employees expect changes to Apellis’ operating locations and facilities?

•	It is still early in the process, and no decisions have been made about specific facilities. We will share more information as soon as we have it.

Work Processes / Hiring

22.	Does this impact our relationship or strategic direction with Sobi, Beam, or any other partners?

•	Until the transaction closes, Apellis and Biogen remain two separate and independent companies, and it’s business as usual, including our work with partners such as Sobi and Beam.

23.	What should I do if my counterpart at Biogen reaches out to me? Can we start planning for integration?

•	No, please don’t begin any integration planning or coordination at this time. All integration activities need to go through the formal integration process once it’s launched.

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If anyone at Biogen reaches out, you can acknowledge the message but let them know you’re not able to engage yet (unless otherwise approved by Apellis). Please also inform your manager and/or the integration team.

24.	I have a new hire who is scheduled to start soon. Will this impact their start date?

•	It’s business as usual until closing. New hires who already accepted their offers are expected to start as scheduled.

25.	Are there any changes to hiring?

•	We are continuing to hire new roles, but some may require additional review and approval during this period. Please check with your manager and HRBP to confirm.

26.	Are there any changes to contractors? I am hiring a contractor, can that continue?

•	There are no immediate changes to our current contractors, and existing contractor engagement can continue as planned.

•	Some new contractor engagements or extensions may require additional review during this period. Please work with your manager and HRBP to confirm.

27.	I have business travel planned; does anything change?

•	It’s business as usual until closing.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements that are subject to risks, uncertainties and other factors relating to future events and the future performance of Biogen Inc. (“Biogen”) and Apellis Pharmaceuticals, Inc. (“Apellis”), including regarding Biogen’s proposed acquisition of Apellis pursuant to that certain Agreement and Plan of Merger, dated as of March 31, 2026, by and among Biogen, Aspen Purchaser Sub, Inc. (“Purchaser”) and Apellis (the “Merger Agreement”, and the tender offer contemplated thereby, the “tender offer” and the merger contemplated thereby, the “merger”, and together with the other transactions contemplated thereby, the “transactions”), the prospective benefits of the transactions, the potential contingent consideration amounts and the terms and the anticipated occurrence, manner and timing of the proposed tender offer and the closing of the transactions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements as a result of various factors, including, among other things: the risk that the transactions may not be completed in a timely manner, or at all; uncertainties as to the timing of the tender offer and merger; the possibility that various closing conditions of the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions

(or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; uncertainty regarding how many of Apellis’ stockholders will tender their shares in the tender offer; the risk that competing offers or acquisition proposals will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement and the transactions contemplated thereby; uncertainty as to the ultimate transaction costs; uncertainty regarding each of the milestones that are needed to be achieved to obtain the potential contingent consideration amounts, including the possibility that such milestones will never be achieved and that no contingent consideration payments may be made; the effect of the announcement or pendency of the transactions on the trading price of Apellis’ or Biogen’s common stock or Apellis’ or Biogen’s business, operating results or relationships with employees, collaborators, vendors, competitors or other business partners or governmental entities; risks that the transactions or transaction-related uncertainty may disrupt Apellis’ and Biogen’s current plans and business operations; potential difficulties retaining employees as a result of the transactions; risks related to diverting the attention of the management teams of Apellis and Biogen from ongoing business operations; the risk that stockholder litigation or legal proceedings in connection with the transactions may result in significant costs of defense, indemnification and liability, or present risks to the timing or certainty of the closing of the transactions; the outcome of any stockholder litigation or legal proceedings that may be instituted against Apellis or Biogen related to the transactions; changes in Apellis’ or Biogen’s respective businesses during the period between announcement and closing of the transactions; risks related to Biogen’s ability to realize the anticipated benefits of the transactions, including the possibility that the expected benefits from the transactions will not be realized or will not be realized within the expected time period and that Apellis and Biogen will not be integrated successfully; uncertainties pertaining to other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange and interest rates and changes in tax and other laws, regulations, rates and policies; and other risks and uncertainties.

A more complete description of these and other material risks can be found in Apellis’ and Biogen’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section entitled “Risk Factors” in Apellis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February  24, 2026 (and available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/1492422/000119312526065179/apls-20251231.htm), in the section entitled “Risk Factors” in Biogen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 6, 2026 (and available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/875045/000087504526000013/biib-20251231.htm), in other filings Apellis and Biogen may make with the SEC in the future, including in their Quarterly Reports on Form 10-Q, as well as in the Schedule TO and related tender offer documents to be filed by Biogen and Purchaser and the Schedule 14D-9 to be filed by Apellis. Any forward-looking statements are made based on the current beliefs and judgments of Apellis’ and Biogen’s management, and the reader is cautioned not to rely on any forward-looking statements made by Apellis or Biogen. Any forward-looking statements contained herein speak only as of the date hereof, and Apellis and Biogen do not undertake and expressly disclaim any obligation to update any forward-looking statements contained herein, whether because of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

Important Information for Investors and Stockholders and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Biogen, Purchaser or Apellis will file with the SEC. The solicitation and offer to buy outstanding shares of Apellis common stock will only be made pursuant to an Offer to Purchase and related tender offer materials that Biogen and Purchaser intend to file with the SEC. At the time the tender offer is commenced, Biogen and Purchaser will file a Tender Offer Statement on Schedule TO and thereafter Apellis will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. APELLIS’ STOCKHOLDERS ARE URGED TO CAREFULLY READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME), WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND MERGER THAT APELLIS’ STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The Schedule TO, including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, and the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all of Apellis’ stockholders at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials filed by Apellis may be obtained for free under the “Investors & Media” section of the Company’s website at https://investors.apellis.com/investor-relations. Additional copies of the tender offer materials filed by Biogen and Purchaser may be obtained for free under the “Investors” section of Biogen’s website at https://investors.biogen.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents and the Solicitation/Recommendation Statement on Schedule 14D-9, Apellis and Biogen each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the internet at the SEC’s website at http://www.sec.gov.